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15047825

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 02 2015 WASH., DC

SEC FILE NUMBER
8-48255

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/14** (MM/DD/YY) AND ENDING **12/31/14** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ITG Derivatives LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 S. LaSalle St.
(No. and Street)

Chicago	**IL**	**60605**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Wirth — **(312) 935-0123** (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - *if individual, state last, first, middle name*)

345 Park Avenue	**New York**	**NY**	**10154**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

KH 3/14

AFFIRMATION

We, James P. Selway III and Kevin B. Wirth, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of ITG Derivatives LLC (a wholly-owned subsidiary of ITG Ventures, Inc.), as of December 31, 2014, are true and correct. We further affirm, that neither the Company nor any member, officer or director has any proprietary interest in any account classified solely as that of a customer.

James P. Selway III
Chief Executive Officer

Kevin B. Wirth
Director/FINOP

Notary Public

Magally Rosario
Notary Public, State of New York
Reg. No. 01RO6134488
Qualified in Kings County
My Commission Expires October 3, 2017

Confidential

ITG DERIVATIVES LLC

(A wholly-owned subsidiary of ITG Ventures, Inc.)

Statement of Financial Condition

December 31, 2014

Assets

Cash	$	3,085,911
Cash restricted or segregated		62,770
Receivables from broker-dealers, net		2,092,457
Receivables from non broker-dealers, net		389,829
Due from affiliates		5,081
Premises and equipment, net		16,620
Intangibles (net of accumulated amortization of $3,019,020)		1,380,980
Other assets		79,469
Total assets	$	7,113,117

Liabilities and Member's Equity

Liabilities:		
Accounts payable and accrued expenses	$	1,072,246
Accrued compensation and benefits		93,127
Payables to broker-dealers		3,117
Payables to non broker-dealer		8,655
Due to affiliates		488,732
Total liabilities		1,665,877
Member's equity		5,447,240
Total liabilities and member's equity	$	7,113,117

See accompanying notes to Financial Statements.